UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-9518

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

THE PROGRESSIVE CORPORATION

EXECUTIVE DEFERRED COMPENSATION PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

THE PROGRESSIVE CORPORATION

6300 WILSON MILLS ROAD

MAYFIELD VILLAGE, OHIO 44143

REQUIRED INFORMATION

See the attached Financial Statements for The Progressive Corporation Executive Deferred Compensation Plan, for the years ended December 31, 2009, 2008 and 2007.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Progressive Corporation Executive Deferred Compensation Plan

By:	/s/ Jeffrey W. Basch
Jeffrey W. Basch
Vice President and Chief Accounting Officer

Date: March 26, 2010

THE PROGRESSIVE CORPORATION

EXECUTIVE DEFERRED COMPENSATION PLAN

FINANCIAL STATEMENTS

WITH

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

For the Years Ended December 31, 2009, 2008 and 2007

INDEX

Page

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statement of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4 - 18

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors

The Progressive Corporation

We have audited the accompanying statement of net assets available for benefits of The Progressive Corporation Executive Deferred Compensation Plan (the Plan), as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the three years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ MEADEN & MOORE, LTD.
MEADEN & MOORE, LTD.
Certified Public Accountants

March 26, 2010

Cleveland, Ohio

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

The Progressive Corporation

Executive Deferred Compensation Plan

	December 31
	2009	2008
ASSETS
Receivables:
Employer	$1,074,887	$592,103
Pending trade settlement	74,620	56,990

Total Receivables	1,149,507	649,093

Investments, at Fair Value:
Common Shares of The Progressive Corporation (cost: $22,766,147 and $20,646,255)	21,804,479	15,548,184
Other investments (cost: $61,745,634 and $68,232,879)	62,594,099	54,247,995

Total Investments	84,398,578	69,796,179

Total Assets	85,548,085	70,445,272

LIABILITIES	—	—

Net Assets Available for Benefits	$85,548,085	$70,445,272

See accompanying notes.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

The Progressive Corporation

Executive Deferred Compensation Plan

	Year Ended December 31
	2009	2008	2007
Additions to Net Assets Attributed to:
Contributions:
Employer	$5,020,411	$6,456,385	$8,624,325

Net appreciation (depreciation) in the fair value of Common Shares of The Progressive Corporation	4,136,403	(4,327,588)	(4,180,779)
Net appreciation (depreciation) in the fair value of other investments	14,833,349	(22,067,314)	(2,525,894)
Net realized gains (losses)	(5,263,325)	(1,187,152)	3,477,579
Dividends	1,482,879	2,318,560	6,200,043
Interest	1,158	6,559	1,380

Total Additions	20,210,875	(18,800,550)	11,596,654

Deductions from Net Assets Attributed to:
Benefits paid to participants	5,107,957	6,046,369	5,361,897
Short-term trading fees	105	85	570

	5,108,062	6,046,454	5,362,467

Net Increase (Decrease)	15,102,813	(24,847,004)	6,234,187

Net Assets Available for Benefits:
Beginning of Year	70,445,272	95,292,276	89,058,089

End of Year	$85,548,085	$70,445,272	$95,292,276

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS

The Progressive Corporation

Executive Deferred Compensation Plan

December 31, 2009

1 Description of the Plan

The Progressive Corporation Executive Deferred Compensation Plan (the “Plan”) became effective January 1, 1995, and as of the end of 2009 was maintained pursuant to a 2008 Amendment and Restatement and one amendment thereto. The Plan permits eligible executives of The Progressive Corporation (the “Company”) and its subsidiaries to defer all, or a portion, of their bonuses, restricted stock awards and incentive awards payable under certain bonus and incentive plans of the Company. Eligible executives include those with bonus targets of at least 35% and other employees designated by the Compensation Committee of the Company’s Board of Directors. Plan participation is voluntary.

Eligible executives who wish to participate in the Plan must sign an irrevocable deferral agreement specifying the portion of the bonus to be deferred. Participants must sign a different deferral agreement for each bonus or other incentive award prior to the year in which the bonus or incentive award is earned. Deferral agreements relating to Stock Awards must be signed before the year in which the award is granted. Participants may transfer their fund balances on a daily basis, limited to two transfers per quarter.

The Plan is intended to be an unfunded Plan providing benefits for a select group of management and highly compensated employees for purposes of the Employee Retirement Income Security Act of 1974 (“ERISA”) and is, therefore, exempt from certain ERISA requirements.

A deferral account is established for all deferrals that relate to the same payout date. The account is credited with an amount equal to the initial amounts deferred as of the date such amounts otherwise would have been paid to the participant in cash. All amounts initially credited to each account will be deemed to be invested in the investment fund selected by the participant. However, deferrals of Stock Awards shall be deemed to be invested in Common Shares of the Company for six months and one day, following vesting of such awards. Any Deferral of a Stock Award granted on or after March 17, 2005, shall be deemed to be invested in the Company Stock Fund until the Deferral Account has been distributed or withdrawn. The gains or losses of each investment fund are allocated among the appropriate accounts based on the proportion each participant’s account balance bears to the total account balances for all participants. Each participant’s benefit at any date is equal to the value of his/her account as of that date.

All deferrals credited to a deferral account will be deemed to be invested in one or more of the investment funds available under the Plan, based on the participant’s investment election. Investment funds include Common Shares of the Company, a money market fund, and several stock and bond mutual funds. Income from each fund is deemed to be reinvested in the fund that produced the income.

NOTES TO FINANCIAL STATEMENTS—(Continued)

The Progressive Corporation

Executive Deferred Compensation Plan

December 31, 2009

1 Description of the Plan, Continued

The investment funds available under the Plan are merely devices used to calculate gains and losses on the amounts deferred by Plan participants. No participant has any rights or interests in any particular funds, securities or property of the Company or the Trust described in Note 6, or in any investment vehicle in which deferrals are deemed to be invested, by virtue of any investment election. Each deferral account, however, shall be credited or charged in accordance with the Plan with gains and losses as if the participant in fact had made a corresponding actual investment.

The balance of each deferral account will be distributed to the participant upon the earlier of death, termination of employment, change in control of the Company or the date on which any fixed deferral period elected by the participant expires. Distribution may also be made with the consent of the Plan committee, if the participant becomes disabled or experiences an unforeseeable emergency. Participants desiring to elect a fixed deferral period must do so irrevocably at the time the deferral agreement is signed.

Distributions made on account of the participant’s death, disability, unforeseeable emergency or change in control of the Company will be paid in a lump sum. Distributions made on account of the participant’s termination of employment or expiration of a fixed deferral period will be paid in either a lump sum or in three, five or ten annual installments, as elected by the participant. Distributions of deferred Stock Awards granted in 2005 and later years will be made in Common Shares; all other Plan distributions will be made in cash.

The above description is provided for informational purposes. Participants should refer to the Plan documents for a more complete description of the Plan’s provisions.

2 Summary of Significant Accounting Policies

General:

The accompanying financial statements have been prepared on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTES TO FINANCIAL STATEMENTS—(Continued)

The Progressive Corporation

Executive Deferred Compensation Plan

December 31, 2009

2 Summary of Significant Accounting Policies, Continued

Investment Valuation:

At the close of business on January 23, 2009, the Fidelity Diversified International Fund, Fidelity Mid-Cap Stock Fund, FMA Small Company Portfolio - Investor Shares, PIMCO Total Return Fund - Administrative Class, and Templeton World Fund-Class A were frozen to new contributions and exchanges in. These funds, with the exception of FMA Small Company Portfolio - Investor Shares Fund and Templeton World Fund-Class A, were liquidated at the close of January 23, 2009 and proceeds were invested in Fidelity Diversified International Fund - K Shares, Fidelity Mid-Cap Stock Fund - K Shares, and PIMCO Total Return Fund - Institutional Shares, respectively. Also effective January 23 , 2009, the Fidelity Low-Priced Stock Fund - K Shares and the Vanguard Total Bond Market Index Fund - Institutional Shares were added. Effective after the close of business on November 17, 2009, the American Beacon Small Cap Value Fund - Investor Class was liquidated and the proceeds were invested in the American Beacon Small Cap Value Fund - Institutional Class. Effective December 11, 2009, FMA Small Company Portfolio Fund reorganized into the John Hancock Small Company Fund.

The investment in Common Shares of the Company is valued at the last reported trade price on the New York Stock Exchange on the last business day of the year. Investments in the stock, bond and money market funds are valued at market. Market values for these mutual funds were determined by quoted prices, which represent the net asset value of shares held by the Plan at year-end.

Investment securities are exposed to various risks such as interest rate, market and credit risks. Market values of securities fluctuate based on the magnitude of changing market conditions; significant changes in market conditions could materially affect Plan investments.

Fair Value:

During 2008, the Plan adopted new accounting guidance related to fair value measurements, which became effective on January 1, 2008 and applies to financial assets and liabilities. The accounting guidance establishes a framework for measuring fair value, establishes a fair value hierarchy based on inputs used to measure fair value, and expands disclosure about fair value measurements.

We have categorized our financial instruments, based on the degree of subjectivity inherent in the valuation technique, into a fair value hierarchy of three levels, as follows:

Level 1 : Inputs are unadjusted, quoted prices in active markets for identical instruments at the measurement date (e.g., U.S. Government securities and active exchange-traded equity securities).

NOTES TO FINANCIAL STATEMENTS—(Continued)

The Progressive Corporation

Executive Deferred Compensation Plan

December 31, 2009

2 Summary of Significant Accounting Policies, Continued

Fair Value, Continued:

Level 2 : Inputs (other than quoted prices included within Level 1) that are observable for the instrument either directly or indirectly (e.g., certain corporate and municipal bonds and certain preferred stocks). This includes: (i) quoted prices for similar instruments in active markets, (ii) quoted prices for identical or similar instruments in markets that are not active, (iii) inputs other than quoted prices that are observable for the instruments, and (iv) inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 : Inputs that are unobservable. Unobservable inputs reflect the reporting entity’s subjective evaluation about the assumptions market participants would use in pricing the financial instrument (e.g., certain structured securities and privately held investments).

The composition of the investment portfolio as of December 31 was:

Description	12/31/2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual Funds	$62,594,099	$62,594,099	$—	$—
Common equities	21,804,479	21,804,479	—	—

Total	$84,398,578	$84,398,578	$—	$—

Description	12/31/2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual Funds	$54,247,995	$54,247,995	$—	$—
Common equities	15,548,184	15,548,184	—	—

Total	$69,796,179	$69,796,179	$—	$—

NOTES TO FINANCIAL STATEMENTS—(Continued)

The Progressive Corporation

Executive Deferred Compensation Plan

December 31, 2009

2 Summary of Significant Accounting Policies, Continued

Other:

Investment transactions are recorded on a trade date basis.

Realized gains and losses on the sale or distribution of securities are determined based on the average cost of the securities sold.

Dividend income is recorded on the ex-dividend date. Interest and other investment income are recorded as earned on the accrual basis.

Short-term trading fees are imposed by some funds in the Plan if any shares are sold, either withdrawn or transferred out, after holding them for less than a specified period of time.

Administrative expenses of the Plan, including trust management, legal and other fees, are paid by the Company and are not expenses of the Plan.

NOTES TO FINANCIAL STATEMENTS—(Continued)

The Progressive Corporation

Executive Deferred Compensation Plan

December 31, 2009

3 Participant Accounts

Participant balances for all funds are maintained in shares. Share values are determined on a periodic basis. The total number of shares and share values as of December 31, 2009 and 2008, by fund, were as follows:

Investment Options	Total Number of Shares	Net Asset Share Value
2009
The Progressive Stock Fund	1,212,033.27	17.99
Templeton World Fund-Class A	71,323.90	13.97
Fidelity Diversified International Fund-K Shares	211,770.24	27.98
Fidelity Low Priced Stock Fund-K Shares	6,281.30	31.95
Wasatch Small Cap Growth Fund	40,848.05	30.64
JH Small Company Portfolio	84,224.67	16.39
ABF Small Cap Value Fund-Institutional	117,639.63	15.84
Fidelity Mid-Cap Stock Fund-K Shares	78,771.57	23.40
Vanguard Institutional Index Fund	137,622.50	101.98
Vanguard Value Index Fund	243,983.39	18.63
Vanguard Growth Index Fund	33,152.49	27.32
Vanguard Mid-Cap Index Fund	20,986.99	16.40
Vanguard Total International Stock Index Fund	73,445.86	14.41
Vanguard Small-Cap Index Fund	6,417.58	27.50
Vanguard Total Bond Market Fund	69,699.53	10.35
Oakmark Equity and Income Fund	397,030.84	25.54
PIMCO Total Return Fund-Institutional	1,058,088.56	10.80
Fidelity Retirement Money Market Fund	5,779,173.18	1.00

NOTES TO FINANCIAL STATEMENTS—(Continued)

The Progressive Corporation

Executive Deferred Compensation Plan

December 31, 2009

3 Participant Accounts, Continued

Investment Options	Total Number of Shares	Net Asset Share Value
2008
The Progressive Stock Fund	1,049,843.58	14.81
Templeton World Fund-Class A	74,391.08	10.73
Fidelity Diversified International Fund	261,608.56	21.51
Wasatch Small Cap Growth Fund	50,313.66	20.60
FMA Small Company Portfolio	104,888.80	13.22
American Advantage Small Cap Value Fund	130,529.79	11.52
Fidelity Mid-Cap Stock Fund	115,698.24	15.61
Vanguard Institutional Index Fund	152,709.98	82.54
Vanguard Value Index Fund	244,615.42	16.08
Vanguard Growth Index Fund	13,140.38	20.30
Vanguard Mid-Cap Index Fund	16,097.98	11.82
Vanguard Total International Stock Index Fund	65,613.08	10.79
Vanguard Small-Cap Index Fund	7,201.39	20.40
Oakmark Equity and Income Fund	411,138.74	21.56
PIMCO Total Return Fund (Admin)	980,477.16	10.14
Fidelity Retirement Money Market Fund	5,433,545.88	1.00

NOTES TO FINANCIAL STATEMENTS—(Continued)

The Progressive Corporation

Executive Deferred Compensation Plan

December 31, 2009

4 Investment Programs

At December 31, 2009 and 2008, there were 85 and 89 (respectively) Plan participants with contributions in one or more of the following funds:

Investment Options	Number of Participants
2009
The Progressive Stock Fund	47
Templeton World Fund-Class A	21
Fidelity Diversified International Fund-K Shares	49
Fidelity Low Priced Stk-K Shares	5
Wasatch Small Cap Growth Fund	24
JH Small Company Portfolio	26
ABF Small Cap Value Fund-Institutional	12
Fidelity Mid-Cap Stock Fund-K Shares	36
Vanguard Institutional Index Fund	58
Vanguard Value Index Fund	30
Vanguard Growth Index Fund	11
Vanguard Mid-Cap Index Fund	9
Vanguard Total International Stock Index Fund	11
Vanguard Small-Cap Index Fund	6
Vanguard Total Bond Market Fund	6
Oakmark Equity and Income Fund	44
PIMCO Total Return Fund-Institutional	42
Fidelity Retirement Money Market Fund	34

NOTES TO FINANCIAL STATEMENTS—(Continued)

The Progressive Corporation

Executive Deferred Compensation Plan

December 31, 2009

4 Investment Programs, Continued

Investment Options	Number of Participants
2008
The Progressive Stock Fund	51
Templeton World Fund-Class A	22
Fidelity Diversified International Fund	55
Wasatch Small Cap Growth Fund	27
FMA Small Company Portfolio	31
American Advantage Small Cap Value Fund	15
Fidelity Mid-Cap Stock Fund	5
Vanguard Institutional Index Fund	63
Vanguard Value Index Fund	31
Vanguard Growth Index Fund	8
Vanguard Mid-Cap Index Fund	41
Vanguard Total International Stock Index Fund	8
Vanguard Small-Cap Index Fund	5
Oakmark Equity and Income Fund	48
PIMCO Total Return Fund (Admin)	39
Fidelity Retirement Money Market Fund	34

The total number of participants in the Plan is less than the sum of the number of participants shown above because many were participating in more than one fund.

NOTES TO FINANCIAL STATEMENTS—(Continued)

The Progressive Corporation

Executive Deferred Compensation Plan

December 31, 2009

5 Investments

The Plan’s investments and unrealized appreciation (depreciation) at December 31, 2009 and 2008, were as follows:

	Number of Shares	Cost	Fair Value	Unrealized Appreciation (Depreciation)
2009
Common Shares
The Progressive Corporation	1,212,033.27	$22,766,147	$21,804,479	$(961,668)

Other Investments
Templeton World Fund-Class A	71,323.90	1,242,932	996,395	(246,537)
Fidelity Diversified International Fund-K Shares	211,770.24	4,058,390	5,925,331	1,866,941
Fidelity Low Priced Stk-K Shares	6,281.30	156,312	200,688	44,376
Wasatch Small Cap Growth Fund	40,848.05	1,420,848	1,251,584	(169,264)
JH Small Company Portfolio	84,224.67	1,592,988	1,380,442	(212,546)
ABF Small Cap Value Fund-Institutional	117,639.63	1,816,666	1,863,412	46,746
Fidelity Mid-Cap Stock Fund-K Shares	78,771.57	1,168,529	1,843,255	674,726
Vanguard Institutional Index Fund	137,622.50	14,643,253	14,034,743	(608,510)
Vanguard Value Index Fund	243,983.39	6,373,754	4,545,411	(1,828,343)
Vanguard Growth Index Fund	33,152.49	767,579	905,726	138,147
Vanguard Mid-Cap Index Fund	20,986.99	339,769	344,187	4,418
Vanguard Total International Stock Index Fund	73,445.86	1,175,077	1,058,355	(116,722)
Vanguard Small-Cap Index Fund	6,417.58	201,959	176,483	(25,476)
Vanguard Total Bond Market Fund	69,699.53	714,772	721,390	6,618
Oakmark Equity and Income Fund	397,030.84	9,418,916	10,140,168	721,252
PIMCO Total Return Fund-Institutional	1,058,088.56	10,874,717	11,427,356	552,639
Fidelity Retirement Money Market Fund	5,779,173.18	5,779,173	5,779,173	—

		61,745,634	62,594,099	848,465

Total Assets Held for Investment		$84,511,781	$84,398,578	$(113,203)

NOTES TO FINANCIAL STATEMENTS—(Continued)

The Progressive Corporation

Executive Deferred Compensation Plan

December 31, 2009

5 Investments, Continued

	Number of Shares	Cost	Fair Value	Unrealized Appreciation (Depreciation)
2008
Common Shares
The Progressive Corporation	1,049,843.58	$20,646,255	$15,548,184	$(5,098,071)

Other Investments
Templeton World Fund-Class A	74,391.08	1,302,221	798,216	(504,005)
Fidelity Diversified International Fund	261,608.56	7,499,103	5,627,200	(1,871,903)
Wasatch Small Cap Growth Fund	50,313.66	1,800,456	1,036,461	(763,995)
FMA Small Company Portfolio	104,888.80	1,977,442	1,386,630	(590,812)
American Advantage Small Cap Value	130,529.79	2,440,417	1,503,703	(936,714)
Fidelity Mid-Cap Stock Fund	115,698.24	2,722,818	1,806,050	(916,768)
Vanguard Institutional Index Fund	152,709.98	16,303,676	12,604,682	(3,698,994)
Vanguard Value Index Fund	244,615.42	6,605,935	3,933,416	(2,672,519)
Vanguard Growth Index Fund	13,140.38	311,639	266,750	(44,889)
Vanguard Mid-Cap Index Fund	16,097.98	325,639	190,278	(135,361)
Vanguard Total International Stock Index Fund	65,613.08	1,250,648	707,965	(542,683)
Vanguard Small-Cap Index Fund	7,201.39	235,750	146,909	(88,841)
Oakmark Equity and Income Fund	411,138.74	9,691,965	8,864,151	(827,814)
PIMCO Total Return Fund (Admin)	980,477.16	10,331,624	9,942,038	(389,586)
Fidelity Retirement Money Market	5,433,545.88	5,433,546	5,433,546	—

		68,232,879	54,247,995	(13,984,884)

Total Assets Held for Investment		$88,879,134	$69,796,179	$(19,082,955)

NOTES TO FINANCIAL STATEMENTS—(Continued)

The Progressive Corporation

Executive Deferred Compensation Plan

December 31, 2009

5 Investments, Continued

The Plan’s net realized gains and losses were as follows:

	Aggregate Proceeds	Cost	Net Realized Gains (Losses)
2009
The Progressive Stock Fund	$1,348,453	$1,496,063	$(147,610)
Templeton World Fund-Class A	49,993	77,062	$(27,069)
Fidelity Diversified International Fund	4,971,683	7,499,051	(2,527,368)
Fidelity Diversified International Fund-K Shares	1,146,155	926,159	219,996
Fidelity Low Priced Stk-K Shares	1,608	1,037	571
Wasatch Small Cap Growth Fund	330,774	490,705	(159,931)
JH Small Company Portfolio	304,100	428,585	(124,485)
American Advantage Small Cap Value Fund	1,927,984	2,450,972	(522,988)
ABF Small Cap Value Institutional	7,015	7,042	(27)
Fidelity Mid-Cap Stock Fund	1,703,965	2,722,818	(1,018,853)
Fidelity Mid-Cap Stock Fund-K Shares	678,502	562,141	116,361
Vanguard Institutional Index Fund	1,942,142	2,319,986	(377,844)
Vanguard Value Index Fund	622,450	863,604	(241,154)
Vanguard Growth Index Fund	354,177	307,184	46,993
Vanguard Mid-Cap Index Fund	249,532	211,479	38,053
Vanguard Total International Stock Index Fund	320,624	540,345	(219,721)
Vanguard Small-Cap Index Fund	114,029	109,166	4,863
Vanguard Total Bond Market Fund	533,407	515,184	18,223
Oakmark Equity and Income Fund	980,697	998,163	(17,466)
PIMCO Total Return Fund (Admin)	10,247,562	10,588,200	(340,638)
PIMCO Total Return Fund-Institutional	1,789,938	1,773,169	16,769
Fidelity Retirement Money Market Fund	825,128	825,128	—

Total Net Realized Gains (Losses)	$30,449,918	$35,713,243	$(5,263,325)

NOTES TO FINANCIAL STATEMENTS—(Continued)

The Progressive Corporation

Executive Deferred Compensation Plan

December 31, 2009

5 Investments, Continued

	Aggregate Proceeds	Cost	Net Realized Gains (Losses)
2008
The Progressive Stock Fund	$1,010,412	$1,124,323	$(113,911)
Templeton World Fund-Class A	230,144	285,990	(55,846)
Fidelity Diversified International Fund	1,352,990	1,254,175	98,815
Wasatch Small Cap Growth Fund	309,138	475,001	(165,863)
FMA Small Company Portfolio	184,754	207,711	(22,957)
American Advantage Small Cap Value Fund	273,104	382,545	(109,441)
Fidelity Mid-Cap Stock Fund	554,297	693,008	(138,711)
Vanguard Institutional Index Fund	1,387,392	1,411,795	(24,403)
Vanguard Value Index Fund	510,814	651,835	(141,021)
Vanguard Growth Index Fund	106,394	125,566	(19,172)
Vanguard Mid-Cap Index Fund	7,754	8,765	(1,011)
Vanguard Total International Stock Index Fund	430,403	594,965	(164,562)
Vanguard Small-Cap Index Fund	16,124	30,267	(14,143)
Fidelity Dividend Growth Fund	6,227,045	6,557,155	(330,110)
Oakmark Equity and Income Fund	1,142,866	1,128,037	14,829
PIMCO Total Return Fund (Admin)	1,361,272	1,360,917	355
Fidelity Retirement Money Market Fund	1,835,361	1,835,361	—

Total Net Realized Gains (Losses)	$16,940,264	$18,127,416	$(1,187,152)

NOTES TO FINANCIAL STATEMENTS—(Continued)

The Progressive Corporation

Executive Deferred Compensation Plan

December 31, 2009

5 Investments, Continued

	Aggregate Proceeds	Cost	Net Realized Gains (Losses)
2007
The Progressive Stock Fund	$1,274,262	$892,359	$381,903
Templeton World Fund-Class A	677,575	618,950	58,625
Fidelity Diversified International Fund	1,661,648	1,084,966	576,682
Wasatch Small Cap Growth Fund	413,989	393,548	20,441
FMA Small Company Portfolio	876,117	744,550	131,567
American Advantage Small Cap Value Fund	572,688	560,010	12,678
Fidelity Mid-Cap Stock Fund	513,877	381,867	132,010
Vanguard Institutional Index Fund	1,358,083	970,262	387,821
Vanguard Value Index Fund	409,778	434,456	(24,678)
Vanguard Total International Stock Index Fund	44,284	43,290	994
Vanguard Small-Cap Index Fund	880	890	(10)
Fidelity Dividend Growth Fund	462,961	410,346	52,615
Washington Mutual Investors Fund-Class A	6,972,710	5,338,157	1,634,553
Oakmark Equity and Income Fund	608,948	483,291	125,657
PIMCO Total Return Fund (Admin)	1,024,887	1,038,166	(13,279)
Fidelity Retirement Money Market Fund	1,107,651	1,107,651	—

Total Net Realized Gains (Losses)	$17,980,338	$14,502,759	$3,477,579

6 Trust

The Company maintains a Trust to provide a source of funds to assist the Company in meeting its obligations under the Plan. The Trust is irrevocable. The Company is required to make annual deposits to the Trust to the extent necessary to insure that the value of all Trust assets is sufficient to pay all Plan obligations as of the close of each Plan year. The rights of participants and their beneficiaries under the Plan are merely unsecured contractual rights against the Company and its participating subsidiaries. Participants and beneficiaries have no preferred claim on, or any beneficial ownership interest in, any assets of the Trust. All assets of the Trust are subject to the claims of the general creditors of the Company and its participating subsidiaries under Federal and state law, should the Company and its participating subsidiaries become unable to pay their debts as they become due or become subject to Federal bankruptcy proceedings.

NOTES TO FINANCIAL STATEMENTS—(Continued)

The Progressive Corporation

Executive Deferred Compensation Plan

December 31, 2009

7 Related Party

Certain Plan investment choices are Fidelity mutual funds managed by Fidelity Management & Research Company (FMR Co.). Fidelity Management Trust Company (FMTC) is the current trustee of the Trust and along with FMR Co. is a subsidiary of FMR Corp. These transactions, therefore, qualify as related party transactions. The Plan paid no fees in 2009, 2008 or 2007 for investment management or Trust services.

8 Administration of the Plan

The Plan is administered by a Committee consisting of not less than three members of the Company’s Board of Directors, all of whom serve on the Committee at the pleasure of the Board. The Committee has full power to administer the Plan, including, but not limited to, the authority to make and enforce rules and regulations, to interpret the Plan’s provisions, to compute amounts payable under the Plan and to authorize disbursements from the Plan and the Trust.

Certain administrative functions are performed by employees of the Company, or its subsidiaries. No such employees receive compensation from the Plan.

9 Tax Status

The Plan is not, and is not intended to be, qualified under Section 401 of the Internal Revenue Code. Consequently, an application for a favorable determination has not been filed with the Internal Revenue Service.

Deferred amounts are subject to FICA and Medicare taxes and most local income taxes at the time of the deferral. Deferred amounts (and the earnings thereon) are not subject to Federal and most state income taxes until distributed from the Plan. Such distributions and the related taxes are the responsibility of the participants.

10 Right to Terminate

The Company may terminate the Plan at any time and for any reason. Following termination of the Plan, no additional deferrals may be made, but all existing participant accounts will continue to be administered in accordance with the Plan, unless the Company elects to accelerate distribution of all Plan accounts in accordance with Section 409A of the Internal Revenue Code.

11 Subsequent Event

The Plan was amended and restated effective January 1, 2010 to allow for deferral of Restricted Stock Units.

THE PROGRESSIVE CORPORATION

EXECUTIVE DEFERRED COMPENSATION PLAN

EXHIBIT INDEX

EXHIBIT NO. UNDER REG. S-K ITEM 601	FORM 11-K EXHIBIT NO.	DESCRIPTION OF EXHIBIT

23	23	Consent of Meaden & Moore, Ltd., Independent Registered Public Accounting Firm, dated March 26, 2010, to incorporate by reference their report dated March 26, 2010.